**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**October 20, 2010**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES ACT OF 1933**

**Bravo Brio Restaurant Group, Inc.**

**File No. 333-167951 - CF# 25616**

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Bravo Brio Restaurant Group, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on July 2, 2010, as amended.

Based on representations by Bravo Brio Restaurant Group, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.14          through May 31, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Justin Dobbie
Special Counsel